UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                   (Amendment No. _____)*

               WORLD HEALTH ALTERNATIVES, INC.
                      (Name of Issuer)

               Common Stock, $.0001 par value
               (Title of Class of Securities)

                          98147T104
                       (CUSIP Number)

                       Louis W. Zehil
                      McGuireWoods LLP
                 1345 Avenue of the Americas
                     New York, NY  10105
                        212-548-2138
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                     December 1, 2005
   (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 98147t104

1	Name of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).
	Jeffrey K. Peterson

2	Check the Appropriate Box if a Member of a Group
	(See Instructions)
	(a) N/A
	(b)

3	SEC Use Only

4	Source of Funds (See Instructions)
	PF

5	Check if disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	N/A

6	Citizenship or Place of Organization
	United States

Number of	7	Sole Voting Power	4,939,000
Shares Bene-
ficially by	8	Shared Voting Power
Owned by Each
Reporting	9	Sole Dispositive Power	4,939,000
Person With
		10	Shared dispositive Power

11	Aggregate Amount Beneficially Owned by Each
	Reporting Person
	4,939,000

12	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
	10.536%

14	Type of Reporting Person (See Instructions)
	IN



Item 1.  SECURITY AND ISSUER
This Schedule 13D relates to the shares of World Health
Alternatives, Inc. The principal executive offices of the Issuer are located at 777 Penn Center Boulevard, Suite 111,
Pittsburgh, Pennsylvania 15235.

Item 2.  IDENTITY AND BACKGROUND
This statement is filed on behalf of Jeffrey K. Peterson, 1707 Waldemere Street, Sarasota, Florida 34239. The
Reporting Person is a self-employed investor.

During the last 5 years, the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Peterson is a U.S. citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Peterson has accumulated shares of the Issuer using personal funds.

Item 4.  PURPOSE OF TRANSACTION
The Reporting Person believes that the Issuer's stock price is significantly less than its intrinsic value due in part to poor management. He plans on entering into discussions with the Issuer's management to explore measures to enhance shareholder value and, if such discussions are unsuccessful, to seek to replace management.

The Reporting Person believes that management:

	*has failed to execute its obligations of
 	  oversight and review;
	*failed to ensure that the Issuer has met its SEC
	  reporting requirements;
	*has allowed the Issuer to be delisted from the
	  Bulletin Board;
	*has failed to comply with its Articles of Incorporation
	  and Bylaws in terms of corporate governance;
	*has failed to replace outgoing board members;
	*has engaged in conduct to the detriment of the Issuer as will be detailed upon further investigation.

Accordingly, based on these and other opinions, beliefs and concerns, the Reporting Person may seek to call a special meeting of the Issuer's shareholders or at the 2006 annual meeting of shareholders, through solicitation of proxies or otherwise, seek to elect one or more of his nominees to the board of directors of the Issuer. The Reporting Person may also seek to meet or discuss with other shareholders concerning matters raised in this Schedule 13D and other corporate governance issues. The Reporting Person may in the future propose other matters for consideration and approval by the Issuer's shareholders or the board of directors, including:

	*replacement of the board of directors;
	*consideration of litigation against those persons who are responsible for or who have received unjust enrichment from the Issuer;
	*exploring the possibility of raising additional capital
	  to prevent bankruptcy;
	*exploring options within a bankruptcy filing; *requiring full disclosure of the current financial
	  condition of the Issuer to shareholders;
	*exploring the rescission of existing indemnity
	  agreements with management and directors;
	*replacement of management as appropriate;
	*other actions as may be deemed appropriate upon further investigation.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and in consideration of various factors including, without limitation, the Issuer's financial position and his investment strategy, the price levels of the common stock, conditions in the securities markets and general economic industry conditions. He may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of his shares or changing his intention with respect to any or all matters referred to in this Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER
From the Issuer's last quarterly report for the period ended March 31, 2005, there were 46,879,382 shares of common stock outstanding. Based upon that information, the Reporting Person holds 10.536% of the Issuer's outstanding common stock.

Mr. Peterson has sole power to dispose of and vote securities identified in this Item 5.

The Reporting Person has acquired shares of the Issuer's common stock as follows:


Date     Quantity    	  Price
8/24/05	   415,000	  0.419211
8/23/05	   580,400	  0.411838
8/22/05	 1,341,000	  0.403145
8/19/05	   997,000  	  0.560141
8/19/05      5,000	  0.3500
8/18/05	   187,500  	  1.86796
8/17/05	   411,500  	  2.057752
8/17/05	     6,000	  2.0400
8/17/05      2,000	  1.9900
8/17/05	     1,000	  1.9500
8/17/05	     1,000	  2.0
8/4/05	    -2,000        3.8
8/3/05	     3,600  	  3.728611
8/2/05	   -10,000        3.7
7/28/05	   -35,500        3.53
7/15/05	     5,500  	  2.980909
7/12/05	    20,000	  2.975
7/11/05	    10,000        3.125
6/23/05	     6,300        3.3
5/24/05	     4,500        2.556665
5/23/05	    25,000        2.498
5/17/05	    10,000        2.618
4/22/05	    14,000        2.593071
4/21/05	     2,000        2.38
4/20/05	    11,600        2.397758
4/19/05	    30,000        2.416666
4/15/05	    37,000        2.436486
4/14/05	    30,000        2.629333
4/12/05	    37,000        2.785513
4/8/05	     8,000        2.73
4/7/05	    26,000        2.821153
4/6/05	    51,000        2.940098
4/5/05	    80,000        2.826375
4/4/05	    19,000        3.053157
4/1/05	     1,000        3.16
2/7/05	    11,000        3.572727
1/19/05	    20,000        3.12425
1/18/05	    28,500        3.234581
1/14/05	    40,000        3.435975
1/13/05     70,000        3.559227
1/5/05	    10,000 	  3.65
1/4/05	    10,000	  3.75
12/29/04    30,000        3.714933
12/28/04       500        3.86
12/23/04     4,600        3.583695
12/21/04     4,140 	  3.58
12/21/04       860        3.57
12/20/04    10,000	  3.55
12/17/04     9,000	  3.74
12/7/04     26,000        3.921538
12/6/04     20,000        3.935
12/3/04     30,000        3.996666
12/2/04     40,000        4.140625
12/1/04	    53,000        4.293792
11/30/04     5,000        4.2
11/22/04    50,000        3.8628
11/18/04    60,000        3.986666
11/17/04    45,000        4.336666
11/16/04     5,000	  4.1
11/15/04    15,000        4.096333
11/12/04    10,000        3.5575


The Reporting Person has the sole right to receive and the power to direct the receipt of dividends.

The Reporting Person's wife, Cornelia F. Peterson, holds 2,000 shares of common stock. The Reporting Person disclaims any beneficial interest in such shares.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  12/8/05


By:  /s/ Jeffrey K. Peterson
     __________________________
Name:  Jeffrey K. Peterson